                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 2001

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                        to
                               ----------------------    ----------------------

Commission file number                0-12640
                       -------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

           December 31, 2001 and 2000 and year ended December 31, 2001




The following documents are attached hereto as exhibits:

                                                                                         Page
                                                                                         ----
Report of Independent Auditors                                                             1

Statements of Net Assets Available for Benefits                                            2

Statement of Changes in Net Assets Available for Benefits                                  3

Notes to Financial Statements                                                             4-11

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year       12

Consent of Independent Auditors                                                            13





In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Electro-Tec Corporation Employee Retirement
                                    Benefit Plan

Date: June 24, 2002

                                    By:  The Plan Administrative Committee
                                         ---------------------------------




                                     By: /s/ John F. Brocci
                                        ----------------------
                                     John F. Brocci
                                     Chairman
                                     Plan Administrative Committee

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                            Financial Statements and
                              Supplemental Schedule


           December 31, 2001 and 2000 and year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors.............................................   1

Financial Statements

Statements of Net Assets Available for Benefits............................   2
Statement of Changes in Net Assets Available for Benefits..................   3
Notes to Financial Statements..............................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
  End of Year..............................................................  12

                         Report of Independent Auditors


Administrative Committee
Electro-Tec Corporation Employee Retirement Benefit Plan

We have audited the accompanying statements of net assets available for benefits of the Electro-Tec Corporation Employee Retirement Benefit Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst & Young LLP

June 24, 2002
Detroit, Michigan

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                 Statements of Net Assets Available for Benefits


                                                                     DECEMBER 31
                                                                2001             2000
                                                            --------------------------
ASSETS
Investments at fair value:
   Connecticut General Life Insurance Company
      Guaranteed Income Fund                                $ 1,588,752    $ 1,754,623

   Connecticut General Life Insurance Company
      Separate Accounts:
         Large Cap Growth/Putnam Fund                         1,500,151      1,933,703
         Actively Managed (Core) Bond Fund                      554,904        487,376
         Large Cap Value/John A. Levin & Co. Fund                76,273         47,400
   Mutual Funds Invested Through Connecticut General Life
      Insurance Company:
         Credit Suisse Emerging Growth Account                  843,514      1,159,851
         Balanced I/Wellington Fund                             417,934        437,683
         AIM Value Account                                      170,659        158,821
         Templeton Foreign Account                              142,882        153,338
         Lazard Small Cap Account                               136,182        113,689
         Janus Worldwide Account                                 98,618         87,930
         INVESCO Dynamics Fund                                   66,502         57,293
         INVESCO Small Company Growth Fund                       18,455           --
         Fidelity Advisor Growth Opportunities Account             --          213,115

   Kaydon Corporation Common Stock                              454,954        597,712
                                                            --------------------------
      Total Investments                                       6,069,780      7,202,534
Dividend receivable                                               2,394          2,928
                                                            --------------------------
  Total assets                                                6,072,174      7,205,462
Liability-excess contribution payable                              --           (5,331)
                                                            --------------------------
Net assets available for benefits                           $ 6,072,174    $ 7,200,131
                                                            ==========================

The accompanying notes are an integral part of these statements.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Contributions:
   Employer                                            $   148,152
   Participants                                            295,316
   Rollover                                                      6
                                                       -----------
Total contributions                                        443,474

Investment earnings (loss):
   Interest and dividends                                   95,913
   Net depreciation in fair value of investments          (897,764)
                                                       -----------
Total investment loss                                     (801,851)

Other changes:
   Benefit payments                                       (768,698)
   Administrative expenses                                    (882)
                                                       -----------
Total other changes                                       (769,580)
                                                       -----------
Change in net assets available for benefits             (1,127,957)

Net assets available for benefits, beginning of year     7,200,131
                                                       -----------
Net assets available for benefits, end of year         $ 6,072,174
                                                       ===========


The accompanying notes are an integral part of these statements.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                          Notes to Financial Statements

           December 31, 2001 and 2000 and year ended December 31, 2001


1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying financial statements of the Electro-Tec Corporation Employee Retirement Benefit Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee of the Plan, as defined.

In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Credit Suisse Asset Management, LLP, INVESCO Funds Group, Inc., AIM Advisor, Inc., Wellington Management Company, LLP, Templeton Global Advisors Limited, Lazard Asset Management, and Janus Capital Corporation. Investments directed into these alliance funds are invested through Connecticut General Life Insurance Company. Connecticut General Life Insurance Company Funds are invested in a CIGNA Separate Account (measured in units). For Kaydon Corporation Common Stock the participants have a direct interest in the underlying stock.

Except for the Plan's Guaranteed Income Fund, which is stated at contract value, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the plan at year-end.

The Plan provides for investments in various investment securities that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Accounting principles generally accepted in the United States require the plan administrator to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN

Electro-Tec Corp. (the "Company" or "Employer"), a wholly owned subsidiary of Kaydon Corporation ("Kaydon") sponsors the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service.

Contributions - Participants may elect to make both tax-deferred contributions through payroll deductions, which may not exceed 15% of compensation, as defined and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax employee contributions, after-tax voluntary contributions and employer matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary employer contributions in 2001.

Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer contributions, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratable over seven years of service, as defined by the Plan. Employer contributions are presented net of forfeitures of $70,767 in 2001.

Amendments - The Plan was amended and restated on February 19, 2002 (effective January 1, 1997) to address certain required legislative changes ("GUST Amendments").

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures - A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer discretionary contributions.

Investment of participant accounts: Plan participants may direct the investment of their account balances in the following investment options (information below attained through each Fund's or Account's respective information sheet, which were provided by the Trustee):

     Guaranteed Income Fund invests primarily in a portfolio of high quality, fixed income instruments, such as intermediate term bonds and commercial mortgages.

     Large Cap Growth/Putnam Fund invests primarily in large domestic capitalization growth stocks. The Fund may also invest in American Depository Receipts.

     Actively Managed (Core) Bond Fund invests in a portfolio of predominantly high-quality corporate and government fixed income securities including issues of the U.S. Government and its agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

     Large Cap Value/John A. Levin & Co. Fund invests in primarily highly liquid equity securities with an emphasis on companies on the New York Stock Exchange. Of the securities held, a portion is convertible.

     Credit Suisse Emerging Growth Account typically invests in mature companies that show positive earnings and offer the potential for accelerated earnings growth. The Account is non-diversified; thus, it is not limited in the proportion of assets that it may invest in the obligations of a single issuer.

     Balanced I/Wellington Fund invests in financially sound, but temporarily out-of-favor equity stocks that may provide above-average return potential. The Fund's investment approach is based upon fundamental analysis of primarily large market capitalization companies with estimated below-market-average projected price-earnings ratios.

     AIM Value Account invests primarily in common stocks, convertible bonds and convertible preferred stocks of undervalued companies.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)



     2. DESCRIPTION OF THE PLAN (CONTINUED)

     Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Account may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

     Lazard Small Cap Account invests in small-cap equity securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Account may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

     Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Account may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

     INVESCO Dynamics Fund invests primarily in common stocks of mid-sized companies. The Fund also has the flexibility to invest in other types of securities including preferred stocks, convertible securities and bonds.

     INVESCO Small Company Growth Fund invests its assets principally in a diversified group of equity securities of emerging growth companies with market capitalizations of less than $2 billion at the time of purchase.

     Kaydon Corporation Common Stock invests solely in Kaydon Corporation common stock.

Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common stock. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Administrative expenses - Although not required to do so, the Company paid certain administrative expenses of the Plan during 2001. The remaining expenses were paid for out of Plan assets by CG Trust Company.

Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is permitted to vote any share for which instructions have not been given by a participant.

Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

3. TRUST FUND

A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note 1.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)


4. GUARANTEED FUNDS WITH INSURANCE COMPANY

During 2001 and 2000, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The Guaranteed Income Fund was added on July 1, 2000 with interest rates declared in advance for six-month periods (July 1 through December 31). In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 5.30% for July 1, 2001 through December 31, 2001, 5.50% for January 1, 2001 through June 30, 2001.

The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 12, 1995, stating that the Plan is qualified under then, Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust was exempt from taxation. Subsequent to this issuance new provisions in the Code were made and the Plan was amended accordingly. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service stating the Plan is qualified under the provisions of the Code. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)

6. INVESTMENTS

The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31, 2001 and 2000:

                                                        2001             2000
                                                  ------------------------------
     Guaranteed Income Fund                       $  1,588,752     $   1,754,623
     Large Cap Growth/Putnam Fund                    1,500,151         1,933,703
     Credit Suisse Emerging Growth Account             843,514         1,159,851
     Actively Managed (Core) Bond Fund                 554,904           487,376
     Kaydon Corporation Common Stock                   454,954           597,712
     Balance I/Wellington Fund                         417,934           437,683

The appreciation (depreciation) in fair value of investments as of December 31, 2001 is broken out as follows:


                                                                          2001
                                                                      ----------
Actively Managed (Core) Bond Fund                                     $  38,806
Lazard Small Cap Account                                                 18,682
INVESCO Small Company Growth Fund                                        (1,821)
Large Cap Value/John A. Levin & Co. Fund                                 (2,770)
Fidelity Advisor Growth Opportunities Account                            (2,930)
Balanced I/Wellington Fund                                              (12,457)
Templeton Foreign Account                                               (13,272)
INVESCO Dynamics Fund                                                   (24,069)
Janus Worldwide Account                                                 (25,161)
AIM Value Account                                                       (25,255)
Kaydon Corporation Common Stock                                         (59,126)
Credit Suisse Emerging Growth Account                                  (293,215)
Large Cap Growth/Putnam Fund                                           (495,176)
                                                                      ---------
Net depreciation in current value of investments                      $(897,764)
                                                                      =========

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)


7. RECONCILIATION TO FORM 5500

The Plan's Form 5500 does not include the amount of dividends receivable as of December 31, 2001. The accompanying statements of net assets available for benefits do. The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500 at December 31, 2001:

        Net assets available for benefits per
             the financial statements                             $6,072,174

        Dividends receivable at December 31, 2001                     (2,394)
                                                                 ---------------
        Net assets available for benefits per the Form 5500       $6,069,780
                                                                 ===============

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2001:

        Interest and dividends paid to the Plan per the
           financial statements                                      $95,913
        Add:  Dividends receivable as of December 31, 2000             2,928
        Less:  Dividends receivable as of December 31, 2001           (2,394)
                                                                     -----------
        Interest and dividends paid to the Plan per the Form 5500    $96,447
                                                                     ===========

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                          EIN: 59-1226757 Plan Number: 001

                    Schedule H, Line 4i--Schedule of Assets
                  Held for Investment Purposes at End of Year

                                December 31, 2001


IDENTITY OF  ISSUE, BORROWER,                                    DESCRIPTION OF
LESSOR OR SIMILAR PARTY                                            INVESTMENT                               CURRENT VALUE
-----------------------------------------------------------------------------------------------------------------------------------
*Connecticut General Life Insurance Company
   Guaranteed Income Fund                        Guaranteed Investment Contracts, 57,079 units              $ 1,588,752

*Connecticut General Life Insurance Company
   Separate Accounts:                            Large Cap Growth/Putnam Fund, 142,431 units                  1,500,151
                                                 Actively Managed (Core) Bond Fund, 3,711 units                 554,904
                                                 Large Cap Value/John A. Levin & Co. Fund, 5,186 units           76,273

*Mutual Funds Invested Through Connecticut
   General Life Insurance Company:               Credit Suisse Emerging Growth Account, 20,316 units            843,514
                                                 Balanced I/Wellington Fund, 12,301 units                       417,934
                                                 AIM Value Account, 3,710 units                                 170,659
                                                 Templeton Foreign Account, 11,123 units                        142,882
                                                 Lazard Small Cap Account, 5,030 units                          136,182
                                                 Janus Worldwide Account, 1,816 units                            98,618
                                                 INVESCO Dynamics Fund, 3,030 units                              66,502
                                                 INVESCO Small Company Growth Fund, 689 units                    18,455
                                                                                                           -------------
                                                                                                              5,614,826

*Kaydon Corporation                              Kaydon Corporation Common Stock, 20,006 shares                 454,954
                                                                                                           -------------
                                                                                                            $ 6,069,780
                                                                                                           =============



*Party-in-interest.

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.                   Description
-----------                   -----------
    23                        Consent of Independent Auditors

